Exhibit 99.1

IMMEDIATE RELEASE

DUNDEE CORPORATION ACQUIRES INTEREST IN
QUEENSLAND MINERALS LTD.

Toronto, October 13, 2010 – In accordance with regulatory requirements, Dundee Corporation (TSX: DC.A) (“Dundee Corp.”) announced today that it has acquired an aggregate of 2,920,000 units of Queensland Minerals Ltd. (“Queensland”) at a price of $0.30 per unit (each a “Unit”) pursuant to a non-brokered private placement financing (the “Private Placement”). Each Unit is comprised of one common share in the capital of Queensland (“Common Share”) and one common share purchase warrant (a “Warrant”). Each Warrant entitles Dundee Corp. to purchase one Common Share at an exercise price of $0.42 per Common Share up to the close of business on October 11, 2012 or, if for a period of 20 consecutive trading days commencing April 10, 2011, the closing price of the Common Shares is $1.00 per Common Share or greater, then Queensland may accelerate the expiry of such Warrants.  This represents an approximate 9.48% interest on an undiluted basis or an approximate 17.32% interest assuming the conversion of all Warrants held by Dundee Corp. In addition, these holdings together with 3,080,025 common shares and 1,580,025 common share purchase warrants held by accounts sub-advised by Ned Goodman Investment Counsel Limited, represent an approximate aggregate 19.48% interest in Queensland on an undiluted basis or an approximate 29.74% interest assuming the conversion of all Warrants held.

The position in Queensland was acquired for investment purposes and may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Dundee Corporation is an asset management company dedicated to wealth management, real estate and resources that, combined, reflect approximately $80 billion under management and administration.  Its domestic wealth management activities are carried out through its 61% controlled subsidiary, DundeeWealth Inc.  Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.  Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM).

For further information, please contact:

Ned Goodman
President & Chief Executive Officer
Dundee Corporation
Telephone: (416) 365-5665

Lucie Presot
Vice President & Chief Financial Officer
Dundee Corporation
Telephone: (416) 365-5157